December 15, 2009

Dear Fellow Shareholder:

We are enclosing a document entitled "Position Statement of Alkaloida Chemical Company Exclusive Group Ltd.," submitted by a subsidiary of Sun Pharmaceutical Industries Ltd.  The attached document was prepared by Sun in connection with Taro's Annual General Meeting scheduled for December 31, 2009.

As you know from our previous letters, Sun has been trying to take over Taro without offering a fair price to Taro shareholders.  Indeed, Sun has continued to pursue its hostile tender offer for your shares at below the current market price.

We believe the enclosed "Position Statement" represents yet another attempt by Sun to interfere with and disrupt the normal and customary agenda items that Taro shareholders need to address at the Company's Annual Meeting.  As you read Sun's document, please keep the following points in mind:

•
Sun urges you to vote against the re-election of the current Taro Board, claiming that the current Board has somehow been delinquent in its efforts to complete the audit of Taro's consolidated 2006 financial statements. That could not be further from the truth.  The Board and management are working diligently with our independent auditors to complete the 2006 audit and the previously announced restatement of 2005 and 2004.  Sun's request that you vote against the re-election of the Board will not expedite completion of the audit, but will only serve to delay it further.

•
The Taro directors you elected previously, who are standing for re-election, have been instrumental in the significant financial and operational progress your company has made over the past several years.  Sun conveniently ignores this turnaround, because, as its below-market tender offer demonstrates, it is hoping to steal Taro from you at a bargain basement price.

•
Despite what the Position Statement says, Taro's shares are trading freely in the public markets on The Pink Sheets, under the symbol "TAROF."  Sun's implications to the contrary are wrong.  Don't be deceived – Sun is simply seeking to frighten and mislead you.

•
The two new candidates nominated to serve on our Board as statutory external directors are independent, exceptional individuals, with accounting, legal and insurance expertise that can help us drive our business momentum.  Both nominees fully satisfy the requirements to serve as statutory external directors under Israeli law.

•
At present, five of our eight directors are independent of management.  The addition of the two statutory director candidates, as well as a third new candidate we are proposing this year, will increase the number of our independent non-management directors to eight out of eleven.  This type of independent corporate governance stands in stark contrast to Sun's poor record of corporate governance and Board oversight at its majority owned U.S. subsidiary Caraco Pharmaceutical Laboratories, Ltd., where the U.S. Food and Drug Administration has seized Caraco's inventory and effectively closed down its manufacturing operations.  In addition, Caraco’s lead non-management director has resigned in protest, criticizing – in a publicly filed letter with the Securities and Exchange Commission – Sun's "absolute refusal to permit a focused independent look at corporate governance matters to determine if they contributed to the events leading up to the FDA seizure."  (Emphasis added)

•	Finally, as explained in our proxy statement, the indemnification provision we are asking you to approve is for non-executive directors of Taro, and ratifies our existing indemnification

Taro Pharmaceutical Industries Ltd.

arrangements with the Company's directors, in light of recent legal attacks advanced by Sun.  There are no special benefits involved.  Indemnification is a standard good-governance practice that is common in virtually all publicly held companies1 – including Sun's majority-owned subsidiary, Caraco – and allows directors to carry out their duties in good faith, without fear of personal liability.  Absent such a provision, few if any qualified individuals would be willing to serve as directors of public corporations.

In closing, we again urge you not to be misled.  If Sun is allowed to succeed in its ill-advised effort to remove your Board, our company would be left as a rudderless ship, without a single director to provide leadership.  This could seriously damage our business, and would only help Sun to achieve its goal of seizing control of Taro without paying you a fair price for your shares.

Voting against the various proposals at the Annual Meeting, as Sun has proposed, will neither help to complete the audit any faster, nor improve the already strong operating performance achieved under the guidance of your current Board.  To the contrary, we believe this is just another tactic by Sun intended to cause confusion and disarray, which will only further Sun's efforts to gain control of Taro at an unfair price.  That serves no one's interest, other than Sun's.2

If you have not already done so, we urge you to vote FOR the nominees for election to Taro's Board of Directors and FOR each of the other agenda items at the upcoming Annual Meeting.

Sincerely,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman

If you have any questions or need any assistance voting your proxy, please contact us at taro@georgeson.com or call Georgeson Inc., our proxy solicitor, between the hours of 9:00 am and 11:00 pm EST, Monday through Friday. U.S. and international shareholders may call toll-free +1-866-741-9588.  Banks and brokers may call +1-212-440-9800.  European and Israeli institutional investors may call +39-06-421-71-777.

SAFE HARBOR
Certain statements in this letter may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s financial turnaround, profitability, operations and performance.  Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained.  Factors that could cause actual results to differ include industry and market conditions; changes in the Company’s financial position; regulatory actions; and, other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

1 Neither exemption from liability nor indemnification is available for violations of a director's duty of care committed intentionally or recklessly (except when committed by negligence only) or for an act performed with intent to unlawfully obtain personal profit.  Exemption is not provided at all for violations of the duty of loyalty; in such a case, indemnification is permitted if the violation was in good faith and with reasonable grounds to assume that the action in question would not harm the best interests of the company.

2 Taro reserves the right to assert other objections, not mentioned in this letter, to Sun’s Position Statement.

Position Statement of Alkaloida Chemical Company Exclusive Group Ltd.

Alkaloida Chemical Company Exclusive Group Ltd. ("Alkaloida"), the largest shareholder of Taro Pharmaceutical Industries Ltd. ("Taro"), with 14,356,427 ordinary shares, is pleased to submit this position statement to its fellow Taro shareholders. Alkaloida is a subsidiary of Sun Pharmaceuticals Industries Ltd. ("Sun") and, as Taro has acknowledged, is the company that saved Taro from the precipice of bankruptcy to which its current management, controlled by the Levitt family, had driven it in 2007.

With regard to items 1, 2, 3 and 4 on the agenda for Taro's forthcoming annual general meeting, we wish to note as follows:

1.
Item 1 of the agenda - Taro has asked you to vote for the re-election of eight of its existing directors, and has even expended vast sums of corporate funds, in violation of Israeli law, in an attempt to entrench these directors in their positions.  This is the same board of directors that has failed to meet its basic legal obligations to publish audited financial statements for over three years. Even the audited financial statements that it has published, for years prior to 2006, are in the process of being restated.  These directors have consistently made promises to you that they will correct their ongoing failure to publish financial statements, and have never kept their word to you. Due to this continuing failure of these directors, your shares in Taro have been delisted from any regular trading market in the US. After several earlier unmet time estimates, in February 2009, they told you that they were "hopeful" that they would publish audited financial statements for 2006 in "the near term", but this didn't happen.  In May 2009, they promised to publish these financial statements "by the end of the current quarter", i.e. by June 30, 2009, and again they failed to keep their word to you.  Now, Taro has received notice from the SEC that its shares may be deregistered entirely, making it practically impossible for you to sell your shares.  We urge you to replace these directors before the SEC takes this drastic step, which could permanently impair the value of your shares. Re-electing these directors to their positions would simply constitute a reward, at your expense, for continuing mismanagement of Taro. We urge you to vote against these nominees.

2.
Item 2 of the agenda - Taro has asked you to vote for the nomination of two candidates to serve as external directors of Taro. Although these directors are supposed to represent the interests of Taro's public shareholders, i.e. those who are not members of the Levitt family, Taro has not consulted with its minority shareholders in the selection process.  Instead, it has chosen two former insiders of Taro. Taro has not shown any reason to believe that these nominees will not be beholden to the Levitt family. We urge you to vote against these nominees.

3.
Items 3 and 4 of the agenda - Taro has asked you to vote to grant special benefits for certain of its current and former directors. These same directors, who have failed to publish audited financial statements for any year since 2006, are now asking you to exempt them from any legal responsibility for their performance as directors.  Moreover, Taro is also asking you to approve a widely expanded indemnification agreement for these directors.  This proposed indemnification agreement contains 28 additional exclusions when compared to the previous indemnification agreement purportedly entered into with these directors.  If these resolutions were to be approved and then upheld by an Israeli court, the result would be that upon these directors being held liable by a court for their failures as directors, including their failure to publish financial statements which has already led to the Company's shares being delisted from trading, your company will be required to pay their damages for them and reimburse them for their legal expenses.  Taro's directors are seeking to use your money to protect their failures.

This sudden desire by the Taro directors to seek legal protection from your company can only be understood in the context of the continuing proxy battle being waged by these directors, at your expense, to maintain the control of the Levitt family over Taro.  At the time that Alkaloida invested close to $60 million in Taro, saving it from near-certain bankruptcy, it also entered into an agreement with the Levitt family allowing Sun to buy their shares in Taro.  The Levitt family has refused to comply with this agreement, and continues to prevent the sale of its shares in Taro to Alkaloida in violation of its contractual obligations.  The remaining directors of Taro, all of whom were selected for their positions by the Levitt family and continue to hold office on account of the disproportionate voting rights held exclusively by the Levitt family, have waged an expensive legal campaign, with your company's resources and in the face of strong criticism from the Israeli courts, to keep the Levitt family in control of Taro. We have no doubt that this vastly expanded indemnification is simply a payback from the Levitt family to these directors for their efforts on behalf of the Levitts. We believe that the earlier attempts by Taro to indemnify its directors were defective and that this resolution will also not be upheld by the Israeli courts, not least because it has been effectively designed to serve the interests of Taro's controlling shareholders at the expense of the public shareholders. We urge you to vote against this resolution to spare the company the additional expenditure of defending it in court.